UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED December 31, 1996 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                ConsecoSave Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032

                                CONSECOSAVE PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Accountants....................................................................    3

         Statement of Net Assets Available for Plan Benefits - December 31, 1996 and 1995.....................    4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the years ended December 31, 1996 and 1995...................................................    5

         Notes to Financial Statements........................................................................    6

         Supplemental schedules...............................................................................   13

  b)  Exhibit

         23        Consent of Independent Accountants


                                        2

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Plan Trustees
ConsecoSave Plan
Carmel, Indiana





We have audited the accompanying statement of net assets available for plan benefits of the ConsecoSave Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                    /s/ COOPERS & LYBRAND L.L.P.
                                                    ---------------------------
Indianapolis, Indiana                               Coopers & Lybrand L.L.P.
June 17, 1997

                                CONSECOSAVE PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1996 and 1995





                                                                                         1996               1995
                                                                                     ------------        -----------


Assets:

   Investments in ConsecoSave Trust Portfolios at fair value:

      Conseco Stock Portfolio (cost:  1996 - $9,578,405; 1995 - $4,615,248)          $ 25,259,972        $ 7,601,416
      Corporate Bond Portfolio (cost:  1996 - $7,060,964; 1995 - $6,511,148)            7,127,940          6,772,474
      Equity Portfolio (cost:  1996 - $30,850,464; 1995 - $20,797,109)                 38,008,383         23,845,210
      Government Securities Portfolio (cost:  1996 - $4,222,867; 1995 - $4,250,247)     4,213,587          4,431,429
      Interest Income Portfolio (cost:  1996 - $18,262,158; 1995 - $21,280,156)        18,262,158         21,280,156
      Money Market Portfolio (cost:  1996 - $7,701,476; 1995 - $8,210,626)              7,701,476          8,210,626
      S & P 500 Portfolio (cost:  1996 - $3,661,736)                                    4,044,768              --
      BLH Stock Portfolio (cost:  1996 - $831,891; 1995 - $1,293,766)                     996,213          1,298,166
      CCP Stock Portfolio (cost:  1995 - $5,995)                                            --                 5,995
                                                                                     ------------        -----------

         Total investments                                                            105,614,497         73,445,472

   Employer contribution receivable                                                     1,827,351          2,810,580
                                                                                     ------------        -----------

         Net assets available for plan benefits                                      $107,441,848        $76,256,052
                                                                                     ============        ===========

























   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                  for the year ended December 31, 1996 and 1995


                                                                                         1996               1995
                                                                                     ------------        -----------


Investment income:

   Interest and dividends                                                            $  2,757,735        $ 3,267,014

   Net realized gains on sales of investments                                           7,931,279          4,412,796

   Net unrealized appreciation in fair value of investments                            16,963,359          5,195,745
                                                                                     ------------        -----------

      Net investment income                                                            27,652,373         12,875,555
                                                                                     ------------        -----------

Contributions:

   Employee contributions                                                              10,957,362          9,094,926

   Employer contributions                                                               1,827,351          2,810,580

   Assets transferred in conjunction with mergers                                       2,365,171               --
                                                                                     ------------        -----------

      Total contributions                                                              15,149,884         11,905,506
                                                                                      -----------        -----------

Deductions:

   Benefits paid                                                                       11,625,239         13,353,410

   Custodial fees (Note 1)                                                                 (8,778)            18,182
                                                                                     ------------        -----------

      Total deductions                                                                 11,616,461         13,371,592
                                                                                     ------------        -----------

Net increase in net assets available for plan benefits                                 31,185,796         11,409,469

Net assets available for plan benefits, beginning of year                              76,256,052         64,846,583
                                                                                     ------------        -----------

Net assets available for plan benefits, end of year                                  $107,441,848        $76,256,052
                                                                                     ============        ===========






   The accompanying notes are an integral part of these financial statements.



                                CONSECOSAVE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     The accompanying financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles. During 1996, the plan sponsor, Conseco, Inc. ("Conseco") acquired American Life Holdings, Inc. ("ALH") and Life Partners Group, Inc. ("LPG") and their 401(k) plans were merged into the Plan. The total 401(k) assets of ALH and LPG prior to their acquisitions were $825,786 and $1,539,385, respectively.

     Investments

     The Plan provides the following investment options for voluntary employee contributions: Conseco Stock Portfolio, Corporate Bond Portfolio, Interest Income Portfolio, Equity Portfolio, Money Market Portfolio, Government Securities Portfolio and, new in 1996, the S & P 500 Portfolio. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments, except for the affiliated stocks which are held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Bankers National Life Insurance Company ("BNL"), an indirect wholly owned subsidiary of Conseco.

     Investments in each portfolio are valued monthly at the close of the New York Stock Exchange's last business day. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the settlement date.

     The Conseco Stock Portfolio invests in the common stock of Conseco only. The return is based on changes in the market value of Conseco common stock and dividends received, which are reinvested in Conseco common stock. The Conseco common stock is valued at its closing market price on the New York Stock Exchange.

     The Corporate Bond Portfolio invests in investment-grade and high-yield corporate bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

     The Interest Income Portfolio invests in guaranteed interest contracts issued by life insurance companies. These contracts are carried at their accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 6.45 percent and 6.40 percent at December 31, 1996 and 1995, respectively). Such carrying values approximate fair values. The contracts, interest rates, and expiration dates are as follows:

         Bankers National Life Insurance Company - 1993          5.35%            December 31, 1997
         Bankers National Life Insurance Company - 1996          7.00%            December 31, 1997
         Beneficial Standard Life Insurance Company - 1993       7.05%            December 31, 1997
         Beneficial Standard Life Insurance Company - 1994       5.00%            December 31, 1998
         Beneficial Standard Life Insurance Company - 1996       6.00%            December 31, 2001
         Great American Reserve Insurance Company - 1993         5.35%            December 31, 1997
         Great American Reserve Insurance Company - 1995         7.45%            December 31, 2000
         Western National Life Insurance Company - 1993          7.05%            December 31, 1997

     The Equity Portfolio invests in selected equity securities and other securities having the investment characteristics of common stocks. The equity portion of the portfolio is widely diversified by both industry and number of issuers. Investment opportunities are sought among securities of larger, established companies, although securities of smaller, less well known companies may also be selected. Equity securities traded on a national securities exchange are valued at their closing market prices. Fixed income securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

                                CONSECOSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS


     The Government Securities Portfolio invests in securities issued by the U.S. Government or an agency or instrumentality of the U.S. Government, including mortgage-backed securities. The U.S. Government securities which may be purchased include direct obligations issued by the U.S. Treasury, such as Treasury Bills, certificates of indebtedness, notes and bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services. Short-term investments are carried at amortized cost which approximates fair value.

     The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

     The Standard & Poor's ("S & P") 500 Portfolio, offered beginning in 1996, invests in a Standard and Poor's Depository Receipt, which is a trust traded on the American Stock Exchange under the ticker symbol SPY, that is intended to track the price performance and dividend yield of the S & P 500 index.

     Prior to August 31, 1995, the CCP Stock Portfolio invested in the common stock of CCP Insurance, Inc. ("CCP") only. The return was based on changes in the market value of CCP common stock and dividends received, which were reinvested in CCP common stock. The CCP common stock was valued at its closing market price on the New York Stock Exchange. As of August 31, 1995, CCP was merged into Conseco. The remaining balance in the CCP Stock Portfolio at December 31, 1995, which consisted of money market funds, was distributed to participants during the second quarter of 1996.

     The BLH Stock Portfolio invested in the common stock of Bankers Life Holding Corporation ("BLH") only. The return was based on changes in the market value of BLH common stock and dividends received, which were reinvested in BLH common stock. The BLH common stock was valued at its closing market price on the New York Stock Exchange. Effective April 1, 1995, no new contributions were accepted into this portfolio and on December 31, 1996, Conseco completed the purchase of BLH common shares it did not already own in a transaction pursuant to which BLH merged with a wholly owned subsidiary of Conseco (the "BLH Merger"). The shares at December 31, 1996 were converted into Conseco common stock pursuant to the terms of the BLH Merger and the Conseco common stock was deposited in the Conseco Stock Portfolio during the first quarter of 1997.

     Administrative Expenses

     Operating expenses and maintenance fees incurred during the years ended December 31, 1996 and 1995, except for investment custodial fees, were paid by Conseco Services, LLC and BNL, respectively, on behalf of the Plan. Future payment of such expenses by Conseco Services, LLC is at Conseco's discretion. During 1996, earnings credits on Plan deposits held by financial institutions exceeded custodial fees incurred.

     Income Taxes

     Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code, the Plan is qualified and the ConsecoSave Trust, a collective trust established under the Plan, is tax-exempt.

2.   Plan Description

     The Plan is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established on April 1, 1989, and amended and restated on January 1, 1993 and October 1, 1995, the Plan includes all employees of Conseco and its subsidiaries. Participation is voluntary. Effective July 1, 1995, employees are eligible

                                CONSECOSAVE PLAN
                          NOTES TO FINANCIAL STATEMENTS


     to become a participant on the first day of the calendar quarter immediately following (1) the employee's date of hire or any calendar quarter thereafter if such employee's customary employment is for at least 1,000 hours of service per year; or (2) the last day of either the employee's initial six-month period of employment or any subsequent six-month period during which the employee completes 500 hours of service, if such employee's customary employment is less than 1,000 hours of service per year. From January 1 through July 1, 1995, employees were eligible to become a participant in the Plan on the first day of the calendar quarter immediately following the employee's date of hire or on the first day of any calendar quarter thereafter. Prior to January 1, 1995, employees who had completed six consecutive months of service were eligible to become a participant in the Plan.

     Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($9,500 for pre-tax contributions for 1996 and $9,240 for 1995). Payroll deductions may be made on a pre-tax and after-tax basis. Participants must contribute at least 5.0 percent pre-tax in order to make concurrent after-tax contributions. Participants designate the portfolios to which their contributions are made. Prior to January 1, 1995, participants were required to contribute at least 4.0 percent pre-tax in order to make concurrent after-tax contributions.

     During 1996 and the last six months of 1995, Conseco matched 50.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of the participant's annual earnings. During the first six months of 1995, Conseco matched 100.0 percent of each participant's pre-tax contributions up to a maximum of 5.0 percent of the participant's annual earnings. Additional amounts may be contributed by Conseco at the discretion of its Board of Directors. All employer contributions are made to the Conseco Stock Portfolio, which invests solely in Conseco common stock. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions.

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants who were in the plan prior to December 31, 1992 have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after five years of service. After that date, participants are still subject to a gradual vesting schedule based upon length of service but are fully vested after six years. The non-vested interests of withdrawn participants are used to reduce Conseco's future contributions.

     All benefits under the Plan are paid in cash in a lump sum, whole shares of Conseco or BLH common stock, or a combination thereof. A participant may make withdrawals after age 59 1/2, and under certain circumstances are allowed to make hardship withdrawals and after-tax deposit account withdrawals. Participants are permitted to transfer account balances between portfolios quarterly in 1.0 percent increments.

     Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions in the Conseco Stock Portfolio, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum.

     The Plan is administered by the Plan Administrator, who is appointed by Conseco's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, Conseco has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

     The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio

                                                               For the Year Ended December 31, 1996
                                ----------------------------------------------------------------------------------

                                   Conseco      Corporate                   Government    Interest
                                    Stock         Bond          Equity      Securities     Income
                                  Portfolio     Portfolio      Portfolio     Portfolio    Portfolio       Subtotals (a)
                                ---------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends                  $    65,555    $   497,046    $   227,694   $  283,849   $ 1,189,282     $ 2,263,426

   Net realized gains
     on sales of
     investments                    319,196         81,076      7,452,005       37,128          --         7,889,405

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              12,695,399       (194,350)     4,109,818     (190,462)         --        16,420,405
                                ------------------------------------------------------------------------------------

        Net investment
          income                 13,080,150        383,772     11,789,517      130,515     1,189,282      26,573,236
                                ------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions                1,475,583      1,072,943      3,811,726      612,460     1,916,234       8,888,946

   Employer
     contributions                1,827,351           --             --           --            --         1,827,351

   Assets transferred in
     conjunction with mergers       638,040        264,540        543,699      158,283       152,558       1,757,120
                                ------------------------------------------------------------------------------------

        Total
          contributions           3,940,974      1,337,483      4,355,425      770,743     2,068,792      12,473,417
                                ------------------------------------------------------------------------------------

Deductions:

   Benefits paid                  1,410,369        824,950      2,840,259      660,418     4,532,208      10,268,204

   Custodial fees                       405         (1,748)        (5,161)      (1,378)         --            (7,882)
                                ------------------------------------------------------------------------------------

       Total deductions           1,410,774        823,202      2,835,098      659,040     4,532,208      10,260,322
                                ------------------------------------------------------------------------------------

Net employee transfers            1,064,977       (542,587)       853,329     (460,060)   (1,743,864)       (828,205)
                                ------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              16,675,327        355,466     14,163,173     (217,842)   (3,017,998)     27,958,126

Net assets available for
  plan benefits,
  beginning of year              10,411,996      6,772,474     23,845,210    4,431,429    21,280,156      66,741,265
                                ------------------------------------------------------------------------------------

Net assets available for
  plan benefits, end
  of year                       $27,087,323    $ 7,127,940    $38,008,383   $4,213,587   $18,262,158     $94,699,391
                                ====================================================================================

   (a)  Amounts are carried forward to page 10.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio, continued

                                                  For the Year Ended December 31, 1996, continued
                               ---------------------------------------------------------------------------------------

                                                 Money         S & P           BLH           CCP
                                                 Market         500           Stock         Stock
                                Subtotals (a)   Portfolio     Portfolio     Portfolio     Portfolio      Total
                               ---------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends                  $ 2,263,426    $   420,835    $   50,294     $   23,111    $    69       $  2,757,735

   Net realized gains
     on sales of
     investments                  7,889,405              4         7,010         34,860        --           7,931,279

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments              16,420,405           --         383,032        159,922        --          16,963,359
                                -------------------------------------------------------------------------------------

        Net investment
          income                 26,573,236        420,839       440,336        217,893         69         27,652,373
                                -------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions                8,888,946      1,084,152       984,264           --          --          10,957,362

   Employer
     contributions                1,827,351           --            --             --          --           1,827,351

   Assets transferred in
     conjunction with mergers     1,757,120        242,690       365,361           --          --           2,365,171
                                -------------------------------------------------------------------------------------

        Total
          contributions          12,473,417      1,326,842     1,349,625           --          --          15,149,884
                                -------------------------------------------------------------------------------------

Deductions:

   Benefits paid                 10,268,204      1,148,732        85,499        122,804        --          11,625,239

   Custodial fees                    (7,882)        (1,286)         --              390        --              (8,778)
                                --------------------------------------------------------------------------------------

       Total deductions          10,260,322      1,147,446        85,499        123,194        --          11,616,461
                                --------------------------------------------------------------------------------------

Net employee transfers             (828,205)    (1,109,385)    2,340,306       (396,652)    (6,064)              --
                                --------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits              27,958,126       (509,150)    4,044,768       (301,953)    (5,995)        31,185,796

Net assets available for
  plan benefits,
  beginning of year              66,741,265      8,210,626          --        1,298,166      5,995         76,256,052
                                -------------------------------------------------------------------------------------


Net assets available for
  plan benefits, end
  of year                       $94,699,391    $ 7,701,476    $4,044,768     $  996,213    $   --        $107,441,848
                                =====================================================================================

   (a) Amounts have been carried forward from page 9.

                                CONSECOSAVE PLAN

3.   Changes in Net Assets Available for Plan Benefits By Portfolio (Continued)

                                                               For the Year Ended December 31, 1995
                           --------------------------------------------------------------------------------------------------------

                             Conseco    Corporate               Government   Interest      Money        BLH       CCP
                              Stock       Bond        Equity    Securities    Income       Market      Stock     Stock
                             Portfolio  Portfolio    Portfolio   Portfolio   Portfolio    Portfolio  Portfolio  Portfolio   Total
                           --------------------------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends            $    23,933  $  501,518 $    520,472 $  303,237 $ 1,376,319 $  493,510    $   44,672 $   3,353 $ 3,267,014

   Net realized gains
     (losses) on sales
     of investments            43,724     222,936    3,995,336    177,243       --         --          (19,228)   (7,215)  4,412,796

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments         2,369,540     603,468    1,918,265    242,134       --          --           6,457    55,881   5,195,745
                          ----------------------------------------------------------------------------------------------------------

        Net investment
          income            2,437,197   1,327,922    6,434,073    722,614   1,376,319    493,510        31,901    52,019  12,875,555
                          ----------------------------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions            924,044     837,512    2,755,029    615,250   2,632,129  1,191,223        56,987    82,752   9,094,926

   Employer
     contributions          2,810,580       --           --         --          --         --             --        --     2,810,580
                          ----------------------------------------------------------------------------------------------------------

        Total
          contributions     3,734,624     837,512    2,755,029    615,250   2,632,129  1,191,223        56,987    82,752  11,905,506
                          ----------------------------------------------------------------------------------------------------------

Deductions:

   Benefits paid              966,742   1,084,494    3,361,726  1,111,133   4,252,729  2,293,114       192,959    90,513  13,353,410

   Custodial fees                 605       3,408        7,177      2,282         185      3,483           498       544      18,182
                          ----------------------------------------------------------------------------------------------------------

       Total deductions       967,347   1,087,902    3,368,903  1,113,415   4,252,914  2,296,597       193,457    91,057  13,371,592
                          ----------------------------------------------------------------------------------------------------------

Net employee transfers        305,355  (1,064,660)     711,101   (318,536)    471,332    528,753       (75,943) (557,402)      --
                          ----------------------------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits         5,509,829      12,872    6,531,300    (94,087)    226,866    (83,111)     (180,512) (513,688) 11,409,469

Net assets available for
  plan benefits,
  beginning of year         4,902,167   6,759,602   17,313,910  4,525,516  21,053,290  8,293,737     1,478,678   519,683  64,846,583
                          ----------------------------------------------------------------------------------------------------------

Net assets available for
  plan benefits, end
  of year                 $10,411,996  $6,772,474 $ 23,845,210 $4,431,429 $21,280,156 $8,210,626    $1,298,166 $   5,995 $76,256,052
                          ==========================================================================================================


4.   Subsequent Events (Unaudited)

     On February 28, 1997, in honor of Conseco's 15th anniversary, a special employer contribution was awarded for each employee of 15 shares of Conseco common stock which was added to each employee's account in the ConsecoSave Plan. This contribution was subject to the normal vesting rules.

     On May 1, 1997, the Plan was enhanced to accommodate daily valuation. The enhancements include a voice response system and the replacement or addition of several investment options. The Corporate Bond and the Equity Portfolios were replaced by the new equity and fixed income mutual funds and an asset allocation mutual fund was added. These funds are offered by the Conseco Fund Group which is managed by Conseco Capital Management, a wholly owned subsidiary of Conseco. The Equity Portfolio will be investing in selected equity securities and other securities having the investment characteristics of common stocks. The Fixed Income Portfolio will be investing primarily in investment grade debt securities. The Asset Allocation Portfolio will be investing in debt securities, equity securities and money market instruments.

                                CONSECOSAVE PLAN
              ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENTS
                                December 31, 1996





               (c)                              (d)               (e)
    Description of Investment                   Cost          Current Value
    -------------------------                   ----          -------------



Assets Held in Common/Collective Trust
    ConsecoSave Trust                          $82,169,961     $105,614,497



                                CONSECOSAVE PLAN
               ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 1996




                                                                                                 Current
                                                                         Expenses                Value of
Identity    Description             Number                               Incurred      Cost      Asset on
of Party        of                   of          Purchase     Selling      with         of     Transaction     Gain      Employee
Involved    Transactions          Transactions    Price        Price     Transaction   Asset       Date       (Loss)    Withdrawals
------------------------------------------------------------------------------------------------------------------------------------




Various   Employee Withdrawals      25             --            --          --          --     $11,625,239      --     $11,625,239


                                CONSECOSAVE PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      CONSECOSAVE PLAN


Dated:  June 20, 1997                                 By: /s/ ROLLIN M. DICK
                                                         -------------------
                                                       Rollin M. Dick, Trustee